14047859

MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED MAR 04 2014 WASH, DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RSA BATTLEHOUSE TOWER, 11 NORTH WATER STREET, STE 21290
(No. and Street)

MOBILE	AL	36602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs, Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1117 Boll Weevil Circle	Enterprise	AL	36330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/14

OATH OR AFFIRMATION

I, MARC SCOTT WHITEHEAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR FINANCIAL SERVICES, LLC, as of December 31, 2013, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

REBEKAH LASHER
Notary Public, Alabama State At Large
My Commission Expires Sep. 4, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harbor Financial Services, LLC

Financial Statements

December 31, 2013 and 2012

Harbor Financial Services, LLC
Table of Contents
December 31, 2013 and 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
188 North Foster Street
Suite 201
Dothan, AL 36303

(334) 677-9774
(334) 677-9339 (fax)
www.CRIcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Harbor Financial Services, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Harbor Financial Services, LLC (the "Company") which comprise of the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 28, 2014

Harbor Financial Services, LLC

Statements of Financial Condition

December 31,		**2013**		2012
Assets				
Cash and cash equivalents	**$**	**744,198**	$	821,337
Receivable from broker dealers		**297,083**		285,437
Receivable from representatives, net		**21,549**		12,600
Receivable from operations		**10,539**		5,158
Furniture and equipment, net		**31,945**		33,736
Other assets		**31,764**		25,165
Total assets	**$**	**1,137,078**	$	1,183,433
Liabilities and Members' Equity				
Liabilities				
Commissions payable	**$**	**238,502**	$	226,382
Unearned broker fees		**27,725**		37,539
Accounts payable, accrued expenses and other liabilities		**37,254**		37,125
Total liabilities		**303,481**		301,046
Members' equity		**833,597**		882,387
Total liabilities and members' equity	**$**	**1,137,078**	$	1,183,433

See accompanying notes to financial statements.

Harbor Financial Services, LLC

Statements of Income

Years ended December 31,	2013	2012
Revenues		
Commissions	$ 8,469,537	$ 7,805,221
Investment advisory fees	2,491,289	2,135,877
Representatives fees	1,055,847	1,117,228
Compliance meeting sponsorship fees	45,500	60,000
Other income	41,475	65,164
Total revenues	12,103,648	11,183,490
Expenses		
Commission expense	10,055,602	9,576,303
Employee compensation and benefits	829,658	652,718
Bad debt expense	8,771	14,442
Occupancy	139,717	130,702
Registration fees	95,399	77,002
Errors and ommissions insurance	163,960	123,901
Advertising	26,147	3,324
Membership fees	21,064	13,542
Professional fees	21,911	16,307
Communications and data processing	47,098	31,724
Regulatory fees and expense	44,514	44,357
Compliance meeting expense	45,611	59,442
Consulting expense	69,091	41,860
Other expenses	90,395	64,303
Total expenses	11,658,938	10,849,927
Net Income	$ 444,710	$ 333,563

See accompanying notes to financial statements.

Harbor Financial Services, LLC

Statements of Changes in Members' Equity

	Marc Whitehead	Brown Corporation	Darai Corporation	Total
Balance at December 31, 2011	$ 374,182	$ 219,821	$ 219,821	$ 813,824
Share of net income	166,781	83,391	83,391	333,563
Withdrawals	(132,500)	(66,250)	(66,250)	(265,000)
Balance at December 31, 2012	408,463	236,962	236,962	882,387
Share of net income	222,356	111,177	111,177	444,710
Withdrawals	(246,750)	(123,375)	(123,375)	(493,500)
Balance at December 31, 2013	**$ 384,069**	**$ 224,764**	**$ 224,764**	**$ 833,597**

See accompanying notes to financial statements.

Harbor Financial Services, LLC

Statements of Cash Flows

Years ended December 31,		**2013**		2012
Cash Flows from Operating Activities:				
Net income	$	**444,710**	$	333,563
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		**13,156**		10,656
Bad debt expense		**8,771**		14,442
Changes in operating assets and liabilities:				
Receivable from broker dealers		**(11,646)**		(25,239)
Receivable from representatives		**(17,720)**		3,939
Receivable from operations		**(5,381)**		(5,141)
Other assets		**(6,599)**		6,697
Broker commissions payable		**12,120**		(395,037)
Unearned broker fees		**(9,814)**		5,996
Accounts payable, accrued expenses and other liabilities		**129**		17,250
Net cash provided by (used in) operating activities		**427,726**		(32,874)
Cash Flows from Investing Activities:				
Purchase of furniture and equipment		**(11,365)**		(9,938)
Cash Flows from Financing Activities:				
Member withdrawals		**(493,500)**		(265,000)
Net Decrease in Cash and Cash Equivalents		**(77,139)**		(307,812)
Cash and Cash Equivalents, beginning of year		**821,337**		1,129,149
Cash and Cash Equivalents, end of year	$	**744,198**	$	821,337
Supplemental disclosure of cash flows information:				
Cash paid during the year for:				
Income Taxes	$	-	$	-
Interest	$	-	$	-

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harbor Financial Services, LLC (the "Company"), a limited liability company organized in 2004, is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and equipment, net

Furniture and equipment are recorded at cost and depreciated over the estimated useful life of the individual assets. Ordinary repairs are expensed as incurred while the cost of parts, labor and installation incurred for improvements of fixed assets and the preparation of the asset for its intended use are capitalized. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

The Company is a limited-liability company and is taxed as a partnership for federal and state income tax purposes. Accordingly, no provision for federal or state income taxes have been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax return of the members. As the Company is not liable for federal or state income taxes, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the United States federal jurisdiction. The statute of limitation for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members. Tax years subject to examination by governing jurisdictions date back to the year ending December 31, 2013.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest and penalties related to taxes paid in fiscal years 2013 or 2012.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from Broker Dealers

The Company records commission receivables on a trade-date basis as securities transactions occur at the amount management expects to collect.

Receivables from Representatives

The Company records receivables from representatives at the amount management expects to collect. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the balance and charged to the provision for doubtful accounts. The allowance is calculated from historical trends, along with current economic factors, and reviewed by management monthly. The allowance for doubtful accounts was $8,771 and $0 as of December 31, 2013 and 2012, respectively.

Statements of Cash Flows

For the purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2013 through February 28, 2014, the date the Company's financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events that required recognition in the disclosures to the December 31, 2013 financial statements.

Reclassification

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

NOTE 3 – DEPOSITS

The Company maintains cash on deposit with three banking institutions. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At times, amounts on deposit may exceed federally insured limits.

The Company maintains cash balances at a clearing organization insured by the Securities Investor Protection Corporation (SIPC). At times, amounts on deposit may exceed federally insured limits.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER DEALERS

Accounts receivable from and payable to broker dealers consist of the following:

	Receivable	Payable
December 31, 2013		
Receivable from broker dealers	$ 297,083	$ -
December 31, 2012		
Receivable from broker dealers	$ 285,437	$ -

The Company clears all of its propriety and customer transactions though a clearing organization on a fully disclosed basis.

NOTE 5 – CONCENTRATIONS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company earned a substantial portion of commission revenues on trades with one clearing broker-dealer. Income earned on commissions from these trades represented 80% and 79% for the years ended December 31, 2013 and 2012.

NOTE 6 – FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31,	**2013**	2012
Furniture and office equipment	**$ 75,975**	$ 69,288
Accumulated depreciation	**(44,030)**	(35,552)
Property and equipment, net	**$ 31,945**	$ 33,736

Depreciation expense for the years ended December 31, 2013 and 2012 amounted to $13,156 and $10,656, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2013, are approximately listed as follows:

2014	$	83,972
2015		86,241
2016		86,241
2017		86,241
2018 and thereafter		90,780
	$	433,475

Rent expense for 2013 and 2012 aggregated to $112,183 and $108,709, respectively, and is included in the occupancy expense line item on the statements of income.

NOTE 8 – PROFIT SHARING PLAN

The Company has a defined contribution 401(k) plan, open to all employees who have at least one year of service and are age twenty one or older, subject to a minimum threshold of one thousand hours worked per calendar year. The Plan provides for a 100% match on the first 3% of employee compensation contributed, then 50% match of the next 2% of compensation contributed as defined by the Plan document. The Company's matching contribution to the Plan totaled approximately $24,423 and $16,083 in 2013 and 2012, respectively. Additional amounts may be contributed at the option of the Company. There were no such discretionary contributions made in 2013 and 2012.

NOTE 9 – LEGAL CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under Financial Accounting Standards Board's Accounting Standards Codification. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required.

The Company is currently a party to arbitrations occurring in the normal course of operations. The Company has determined that it is less than reasonably possible that potential liabilities will occur in connection with ongoing cases.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $620,816, which was $520,816 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.49 to 1 at December 31, 2013. At December 31, 2012, the Company had net capital of $597,970, which was $547,970 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.51 to 1 at December 31, 2012.

Supplemental Schedules

Harbor Financial Services, LLC
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years ended December 31,		**2013**		2012
Net Capital				
Total members' equity	$	**833,597**	$	882,387
Deductions and/or charges:				
Non-allowable assets:				
Furniture and equipment		**(31,945)**		(33,736)
Receivables from broker dealers		**(58,581)**		(59,055)
Receivables from representatives		**(21,549)**		(17,758)
Cash held by other broker dealers		**(58,402)**		(123,670)
Other assets		**(42,304)**		(50,186)
Net capital before haircuts on securities positions		**(212,781)**		(284,405)
Haircut on cash account		**-**		(12)
Net capital	$	**620,816**	$	597,970
Aggregate Indebtedness				
Items included in the statement of financial condition:				
Broker commissions payable	$	**238,502**	$	226,382
Unearned fees		**27,725**		37,539
Accounts payable, accrued expenses, and other liabilities		**37,254**		37,125
	$	**303,481**	$	301,046
Computation of Basic Net Capital Requirements				
Minimum net capital required	$	**100,000**	$	50,000
Net capital in excess the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		**520,816**		547,970
Ratio: Aggregate indebtness to net capital		**0.49 to 1**		0.51 to 1
Reconciliation with Company's Computation				
Net capital, as reported in Company's Focus Report Part II	$	**620,816**	$	597,970
Net audit adjustments		**-**		-
Net capital per above	$	**620,816**	$	597,970

See independent auditors' report.

Harbor Financial Services, LLC
Supplemental Schedule of Computation for Determination of Reserves Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

Other Reports

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
188 North Foster Street
Suite 201
Dothan, AL 36303

(334) 677-9774
(334) 677-9339 (fax)
www.CRIcpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Harbor Financial Services, LLC

In planning and performing our audits of the financial statements of Harbor Financial Services, LLC (the "Company") as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 28, 2014

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
188 North Foster Street
Suite 201
Dothan, AL 36303

(334) 677-9774
(334) 677-9339 (fax)
www.CRIcpa.com

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED-UPON PROCEDURES AS REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Harbor Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Harbor Financial Services, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries related to payments made or overpayments applied in connection with the SIPC-6 filing, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with those amounts reported in the financial statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments through recalculation of the general assessment based on revenues and expenses reported within the financial statements, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 28, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041965 FINRA DEC
HARBOR FINANCIAL SERVICES LLC 14*14
RSA BATTLEHOUSE TOWER
11 N WATER ST STE 21290
MOBILE AL 36602-5021

Received
Harbor Financial Services
Compliance Dept.
DEC 23 2013

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MATTHEW LURSEN (251) 445-2429

2. A. General Assessment (item 2e from page 2) $ 14,397

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,983)

____
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 7,414

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,414

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,414

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARBOR FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of FEBRUARY, 20 14.

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,103,648
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,825,237
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SEE ATTACHED (Deductions in excess of $100,000 require documentation)	519,582
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	6,344,819
2d. SIPC Net Operating Revenues	$ 5,758,829
2e. General Assessment @ .0025	$ 14,397 (to page 1, line 2.A.)